               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                          Schedule 13-D

            Under the Securities Exchange Act of 1934
                         Amendment No. 3

     HONDO OIL & GAS COMPANY, formerly Pauley Petroleum, Inc.
     --------------------------------------------------------
                         (Name of Issuer)

                           COMMON STOCK
                           ------------
                  (Title of Class of Securities)

                 438138-10-9 formerly 703674-10-1
                 --------------------------------

                  Robert O. Anderson, President
                        The Hondo Company
      410 East College Boulevard, Roswell, New Mexico 88201
      -----------------------------------------------------
    (Person Authorized to Receive Notices and Communications)

                         October 10, 1994
                         ----------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                              Page 1 of 18 Pages

CUSIP No. 438138-10-9                         Page 2 of 18 Pages

CONTROL GROUP MEMBER I

Response to Question  1:  The Hondo Company
Response to Question  2:  (b)
Response to Question  3:  SEC USE ONLY
Response to Question  4:  BK
Response to Question  5:  N/A
Response to Question  6:  New Mexico
Response to Question  7:  0
Response to Question  8:  0
Response to Question  9:  0
Response to Question 10:  10,150,200
Response to Question 11:  10,150,200
Response to Question 12:  N/A
Response to Question 13:  78%
Response to Question 14:  CO

CUSIP No. 438138-10-9                         Page 3 of 18 Pages

CONTROL GROUP MEMBER II

Response to Question  1:  Robert O. Anderson
Response to Question  2:  (b)
Response to Question  3:  SEC USE ONLY
Response to Question  4:  AF
Response to Question  5:  N/A
Response to Question  6:  United States
Response to Question  7:  0
Response to Question  8:  0
Response to Question  9:  N/A
Response to Question 10:  10,150,200
Response to Question 11:  10,150,200
Response to Question 12:  N/A
Response to Question 13:  78%
Response to Question 14:  IN

CUSIP No. 438138-10-9                         Page 4 of 18 Pages

CONTROL GROUP MEMBER III

Response to Question  1:  Robert B. Anderson
Response to Question  2:  (b)
Response to Question  3:  SEC USE ONLY
Response to Question  4:  AF
Response to Question  5:  N/A
Response to Question  6:  United States
Response to Question  7:  0
Response to Question  8:  0
Response to Question  9:  N/A
Response to Question 10:  10,150,200
Response to Question 11:  10,150,200
Response to Question 12:  N/A
Response to Question 13:  78%
Response to Question 14:  IN

CUSIP No. 438138-10-9                         Page 5 of 18 Pages

CONTROL GROUP MEMBER IV

Response to Question  1:  W. Phelps Anderson
Response to Question  2:  (b)
Response to Question  3:  SEC USE ONLY
Response to Question  4:  AF
Response to Question  5:  N/A
Response to Question  6:  United States
Response to Question  7:  0
Response to Question  8:  0
Response to Question  9:  N/A
Response to Question 10:  10,150,200
Response to Question 11:  10,150,200
Response to Question 12:  N/A
Response to Question 13:  78%
Response to Question 14:  IN

                                  Introduction
                                  ------------


          This Third Amendment to Schedule 13D is being filed jointly by The Hondo Company, Robert O. Anderson, Robert B. Anderson and W. Phelps Anderson with respect to the beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company to which this Schedule pertains.

          Lonrho Plc and Lonrho, Inc. have heretofore filed a statement on
Schedule 13D (and two amendments thereto) jointly with The Hondo Company and Mr. Robert O. Anderson. In a statement on Schedule 13D filed with the Commission on October 7, 1994, Lonrho Plc and Lonrho, Inc., along with Scottsdale Princess, Inc., stated that each of them had determined to report separately from, in lieu of filing jointly with, The Hondo Company and the Messrs. Anderson. Any information contained herein with respect to Lonrho Plc, Lonrho, Inc. and Scottsdale Princess, Inc. is to the best knowledge and belief of The Hondo Company and Messrs. Anderson, respectively. Reference should be made to the separate filings on Schedule 13D made or which may be made by Lonrho Plc, Lonrho, Inc. and Scottsdale Princess, Inc. (including any amendments thereto filed or which they may file) for information concerning them.

          Mr. Robert B. Anderson and Mr. W. Phelps Anderson have not heretofore filed a statement on Schedule 13D, although they are both shareholders of The Hondo Company. They have determined to join The Hondo Company and Mr. Robert O. Anderson in this filing.

Item 1.  Security and Issuer.
         -------------------

          This statement relates to the Common Stock, $1 par value per share (the "Common Stock"), of Hondo Oil & Gas Company, a Delaware corporation ("Hondo Oil & Gas" or the "Issuer"). The principal executive offices of the Issuer are located at 410 East College Boulevard, Roswell, New Mexico 88201.

Item 2.  Identity and Background.
         -----------------------

          This statement is being filed by (1) The Hondo Company, a New Mexico corporation ("Hondo"), whose principal business and office address is 410 East College Boulevard, Roswell, New Mexico 88201, (2) Mr. Robert O. Anderson, whose business address is 410 East College Boulevard, Roswell, New Mexico 88201,
(3) Mr. Robert B. Anderson, whose business address is 410 East College Boulevard, Roswell, New Mexico 88201, and (4) Mr. W. Phelps Anderson, whose business address is 410 East College Boulevard,

Roswell, New Mexico 88201 (collectively, the "Reporting Persons"). The principal business of Hondo is its ownership interest in the Common Stock of Hondo Oil & Gas. Through its ownership interest in Hondo Oil & Gas, Hondo is engaged in international oil and gas exploration and production.

          The executive officers and directors of Hondo, their residence or business addresses and their principal occupation or employment are as follows:

                               THE HONDO COMPANY

Name and Position          Principal
    Held with              Occupation
      Hondo               or Employment      Business Address
- -----------------         -------------      ----------------

Robert O. Anderson        Chairman           410 East College Blvd.
Co-Chairman, Director,    Issuer             Roswell, NM  88201
 President

Robert B. Anderson        Consultant         410 East College Blvd.
Director, Vice                               Roswell, NM  88201
 President

W. Phelps Anderson        Vice President     410 East College Blvd.
Director, Vice            Hondo              Roswell, NM  88201
 President

R. W. Rowland             Joint Managing     Cheapside House
Co-Chairman,               Director and      138 Cheapside
 Director                  Joint Chief       London, England
                           Executive           EC2V 6BL
                          Lonrho Plc

John F. Price             President          805 Third Avenue
Director                  Princess Hotels    New York, NY 10022

R. E. Whitten             Director           Cheapside House
Director                  Lonrho Plc         138 Cheapside
                                             London, England
                                               EC2V 6BL

Richard W. Reese          Vice President     410 East College Blvd.
Vice President            Hondo              Roswell, NM  88201

Ian Brownlow              Vice President     410 East College Blvd.
Vice President             and Treasurer     Roswell, NM  88201
 and Treasurer            Hondo

S. H. Cavin               Counsel            410 East College Blvd.
Secretary                 Hondo              Roswell, NM  88201


          All of the executive officers and directors of Hondo are citizens of the United States, except for Messrs. Rowland, Price, Whitten and Brownlow, who are citizens of the United Kingdom.

          The shareholders of Hondo and their approximate respective percentages of ownership of Hondo as of October 10, 1994, are set forth below:

                                     Percentage
                                      of Hondo
  Hondo Shareholders                Common Stock
- ----------------------              ------------

Robert O. Anderson                     39.990%*
Robert B. Anderson                      5.005
W. Phelps Anderson                      5.005
Lonrho, Inc.                           50.000

- ---------------

*An Option Agreement dated July 6, 1993, and described herein, relate to these shares.

          Robert O. Anderson is the father of Robert B. Anderson and W. Phelps Anderson. The three of them are collectively referred to as the "Anderson Family." Lonrho, Inc., a Delaware corporation, is an indirect, wholly owned subsidiary of Lonrho Plc, a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged in a variety of activities, including mining, agriculture, motor vehicle and agricultural equipment distribution, manufacturing, freight forwarding and warehousing, printing and publishing and the ownership and management of property and hotels. The principal business and office address of Lonrho, Inc. is: 805 3rd Avenue, New York, New York 10022. The principal business and office address of Lonrho Plc is: Cheapside House, 138 Cheapside, London, England EC2V 6BL.

          All of the shareholders of Hondo are parties to a Shareholders' Agreement relating to the transfer and voting of the outstanding shares of Hondo and the election of directors of Hondo.

          Although the Anderson family and/or Hondo and/or the stockholders of Hondo may be deemed to be a "group" under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons disclaim the existence of such a group.

          Information contained in this statement with respect to Lonrho Plc and Lonrho, Inc. is provided in the event such group is deemed to exist and is to the best knowledge and belief of the Reporting Persons.

          The executive officers and directors of Lonrho, Inc., their residence or business addresses and principal occupation or employment are as follows:

                                 LONRHO, INC.

Name and Position     Principal
   Held with          Occupation
  Lonrho, Inc.       or Employment         Business Address
- -----------------    -------------         ----------------

John F. Price        President             805 Third Avenue
President and        Princess Hotels       New York, NY 10022
 Director             International, Inc.

James Evans          Vice President-       805 Third Avenue
Controller            Finance              New York, NY  10022
                     Princess Hotels
                      International, Inc.

Rudolph H. Funke     General Counsel       805 Third Avenue
Secretary            Princess Hotels       New York, NY  10022
                      International, Inc.

R. W. Rowland        Joint Managing        Cheapside House
Director              Director and         138 Cheapside
                      Chief Executive      London, England
                     Lonrho Plc              EC2V 6BL

R. E. Whitten        Director              Cheapside House
Director             Lonrho Plc            138 Cheapside
                                           London, England
                                             EC2V 6BL


          Messrs. Evans and Funke are citizens of the United States. All other executive officers and directors of Lonrho, Inc. are citizens of the United Kingdom.

          The executive officers and directors of Lonrho Plc, their residence or business addresses and principal occupation or employment are as follows:

                                  LONRHO PLC

Name and Position        Principal
    Held with            Occupation
    Lonrho Plc         or Employment       Business Address
- -----------------      --------------      ----------------
M.J.J.R. Leclezio*     Chairman            Cheapside House
Chairman               Lonrho Plc          138 Cheapside
                                           London, England EC2V 6BL

R.W. Rowland           Joint Managing      Cheapside House
Joint Managing          Director and       138 Cheapside
 Director and Joint     Joint Chief        London, England EC2V 6BL
 Chief Executive        Executive
                       Lonrho Plc

D. Bock                Joint Managing      Cheapside House
Joint Managing          Director and       138 Cheapside
 Director and Joint     Joint Chief        London, England EC2V 6BL
 Chief Executive        Executive
                       Lonrho Plc

J. A. Hewlett          Director            Cheapside House
Director               Lonrho Plc          138 Cheapside
                                           London, England EC2V 6BL

S. E. Jonah            Director            Cheapside House
Director               Lonrho Plc          138 Cheapside
                                           London, England EC2V 6BL

N. J. Morrell          Director            Cheapside House
Director               Lonrho Plc          138 Cheapside
                                           London, England EC2V 6BL

J. L. Platts-Mills     Director            Cheapside House
Director               Lonrho Plc          138 Cheapside
                                           London, England EC2V 6BL

P. M. Tarsh            Director            Cheapside House
Director               Lonrho Plc          138 Cheapside
                                           London, England EC2V 6BL

R. E. Whitten          Director            Cheapside House
Director               Lonrho Plc          138 Cheapside
                                           London, England EC2V 6BL

Terence Wilkinson      Director            Cheapside House
Director               Lonrho Plc          138 Cheapside
                                           London, England EC2V 6BL


M. J. Pearce             Company Secretary      Cheapside House
Company Secretary        Lonrho Plc             138 Cheapside
                                                London, England EC2V 6BL

Peter Harper             Director-              Cheapside House
Non-Executive             Parliamentary         138 Cheapside
 Independent              Affairs               London, England EC2V 6BL
 Director                Hanson Plc

Sir John Leahy,*         Retired Member         Cheapside House
 K.C.M.G.                Diplomatic             138 Cheapside
Non-Executive             Services              London, England EC2V 6BL
 Vice Chairman
 Independent Director

Stephen Walls            Chairman               Cheapside House
 Non-Executive           Albert Fisher          138 Cheapside
 Independent              Group Plc             London, England EC2V 6BL
 Director

_______________
*On October 31, 1994, Sir John Leahy, K.C.M.G., will replace M.J.J.R. Leclezio (who is retiring) as Chairman of Lonrho Plc.

          Mr. Leclezio is a citizen of Mauritius; Mr. Jonah is a citizen of Ghana; Mr. Bock is a citizen of Germany; and Mr. Wilkinson is a citizen of South Africa. All other executive officers and directors of Lonrho Plc are citizens of the United Kingdom.

          None of the persons identified in this Item has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years or has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     (a) Previously Reported Information:  There has been no change in the
         -------------------------------
source and amount of funds or other consideration or further sales made than had been reported in the original Schedule 13D filing and its two amendments, as highlighted below:

          (i) Pursuant to an Exchange Agreement dated as of October 28, 1987 among Hondo, a wholly-owned subsidiary of Hondo (a company then known as Hondo Oil & Gas) and the Issuer (then known as Pauley Petroleum Inc.), on January 19, 1988, the Issuer issued 10,000,000 shares of Common Stock to Hondo in exchange for

Hondo's transfer to the Issuer of all of the outstanding stock of Hondo Oil & Gas (Hondo Oil & Gas was subsequently merged into the Issuer).

          (ii) In addition, on January 19, 1988, Hondo purchased 350,000 shares of Common Stock at $20.00 per share (or an aggregate of $7,000,000) from William
R. Pagen under a Stock Purchase and Option Agreement dated as of December 14, 1987 executed by Mr. Pagen on January 19, 1988. The Stock Purchase and Option Agreement also granted Hondo an option to purchase up to an additional 120,000 shares of Common Stock from Mr. Pagen, which option expired unexercised on January 19, 1988.

          (iii) During the period from December 21, 1987 through January 8, 1988, Hondo purchased an aggregate of 121,000 shares of Common Stock in open market transactions at prices ranging from $14.50 to $18.00 (or an aggregate of approximately $2,083,000).

          Since September 14, 1992, Hondo has sold an aggregate of 320,800 shares of the Issuer's Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended, and under a Registration Statement on Form S-3 filed under such Act by the Issuer on behalf of Hondo.

          Funds used by Hondo for the purchases of the Issuer's Common Stock from Mr. Pagen and on the open market were borrowed from Union Bank under a Credit Agreement dated January 12, 1988 (which, as amended to date, is hereinafter referred to as the "Revolving Credit Agreement").

     (b) Information Regarding Lonrho Plc Acquisition of Union Bank Loan:  On
         ---------------------------------------------------------------
October 3, 1994, Lonrho Plc purchased from Union Bank for $40,000,000, and received an assignment of, all of Union Bank's rights and obligations under the Revolving Credit Agreement, the related Promissory Note issued by Hondo thereunder (the "Note"), the Pledge Agreement dated July 24, 1990 between Hondo and Union Bank (the "Pledge Agreement") and the guarantees of Lonrho Plc and Robert O. Anderson of Hondo's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement. The Pledge Agreement secured Hondo's obligations under the Revolving Credit Agreement by a pledge of all shares of Common Stock of the Issuer then or thereafter owned by Hondo, the Note and the Pledge Agreement. Lonrho Plc obtained the funds used to consummate the purchase from borrowings under available lines of credit from Lloyd's Bank.

          The Revolving Credit Agreement entitled Hondo to borrow up to $55,000,000 but required it to limit the aggregate unpaid principal amount of loans to be outstanding from October 1, 1992 until September 30, 1993 to $50,000,000 and thereafter until September 30, 1994 to $40,000,000, at which time the remaining unpaid principal balance was to be repaid in full. The Revolving

Credit Agreement provides for interest at Union Bank's "Reference Rate" plus 1-1/4% through March 31, 1991, 1-3/4% thereafter through September 30, 1993 and 3% thereafter through September 30, 1994. During any period that the loans are not paid when due, the outstanding principal balance under the Revolving Credit Agreement bears interest at Union Bank's Reference Rate plus 5-1/4% per annum.

          As a result of the non-payment of certain amounts due on September 30, 1994 from Hondo under the Revolving Credit Agreement and the related Promissory Note and the continued non-payment after 10 days of such amounts, both a "Default" and an "Event of Default" exist under the Revolving Credit Agreement. Lonrho Plc has reserved the right to exercise its rights and remedies provided under the Pledge Agreement, including selling the pledged shares from time to time and applying proceeds received therefrom to the payment of all obligations of Hondo under the Revolving Credit Agreement, Note and Pledge Agreement, inclusive of principal, interest, fees and expenses. Any surplus cash proceeds and any shares not sold after the repayment of such amounts will revert to Hondo. In this regard, Lonrho Plc has requested the Issuer to file, and the Issuer is in the process of filing, a registration statement (or an amendment or supplement to the registration statement heretofore filed on behalf of Hondo Company which covered certain of the pledged shares) under the Securities Act of 1933, as amended, to enable the sale of the pledged shares. The effect of any such sale will be to reduce the number of shares of Common Stock owned directly by Hondo.

Item 4.  Purpose of Transaction.
         ----------------------

          The purpose of the acquisition of the shares of Common Stock by Hondo in 1988 was to acquire control of Hondo Oil & Gas.

          Hondo has previously reported that a Registration Statement on Form S-3 has been filed and sales of 190,800 shares of Common Stock have taken place. However, Hondo has no present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although Lonrho, Inc. and Lonrho Plc have stated that they retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire directly shares of Common Stock, including the acquisition by Lonrho Plc of shares in satisfaction of some or all of Hondo's obligations under the Revolving Credit Agreement and additional shares of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to Lonrho Plc) or the disposition of securities of the Issuer (except that Lonrho Plc has stated that it reserves the right to sell shares pledged to it under the Pledge Agreement or to cause Hondo to sell such shares in order to cause the obligations of Hondo to it under the Revolving Credit Agreement, Note and Pledge Agreement to be reduced or paid in full, and, except for possible dispositions by Hondo under a Registration Statement filed under the Securities Act of 1933, as amended, by the Issuer covering sales of certain of such shares), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although Lonrho Plc has stated that it reserves the right to enforce the rights granted to it by the Issuer under certain mortgages securing certain loans from Lonrho Plc to the Issuer),
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Hondo beneficially owns 10,150,200 shares of the Issuer's Common Stock (the "Shares") or approximately 78% of the outstanding shares based on the 13,006,892 shares of Common Stock issued and outstanding on August 9, 1994.

          By virtue of their shareholdings in Hondo, the Anderson Family, Lonrho, Inc. and, indirectly, Lonrho Plc may be deemed to have beneficial ownership of the shares of the Issuer's Common Stock owned by Hondo.

          As a Default and an Event of Default exist under the Revolving Credit Agreement, the Pledge Agreement affords Lonrho Plc, as pledgee of the Shares, the sole power to vote the Shares (and apply any dividends received on the Shares to the obligations owed by Hondo under the Revolving Credit Agreement, the Note and the Pledge Agreement) and, if the outstanding loans under the Revolving Credit Agreement are not paid, the sole right to dispose or direct the disposition of such number of the Shares as is necessary to pay all amounts due it under the Revolving Credit Agreement, the Note and the Pledge Agreement. Under the Pledge Agreement, the Anderson Family has a first refusal right with respect to any sale by Lonrho Plc of the Shares.

          Lonrho, Inc., by virtue of its ownership interest in Hondo and the Shareholders' Agreement (described below) to which the shareholders of Hondo are a party (and Scottsdale Princess, Inc., by virtue of the Option Agreement discussed below), may be deemed to share the right to direct the voting and share the right to direct the disposition of the Shares with the Anderson Family and Hondo (subject to the rights of Lonrho Plc under the Pledge Agreement).

          Lonrho, Inc., the Anderson Family and Hondo are parties to a Shareholders' Agreement dated October 17, 1986 (the "Shareholders' Agreement") covering all of the outstanding shares of common stock of Hondo relating to the rights of the shareholders of Hondo to vote and dispose of the shares of Hondo owned by them. The Shareholders' Agreement does not directly relate to the Shares. Among other things, the Shareholders' Agreement provides that the Anderson Family, on the one hand, and Lonrho, Inc., on the other hand, shall each vote for an equal number of designees of the other to serve as the Board of Directors of Hondo. Since the management of Hondo is vested in its Board of Directors (which may make determinations with respect to the voting, including with respect to the election of directors of the Issuer, and disposition of the Shares which Hondo may have the right to vote and dispose of), the ability of the parties to the Shareholders' Agreement to elect the management of Hondo gives them effective control over the voting and disposition of the Shares (subject to the rights of Lonrho Plc under the Pledge Agreement).

          Pursuant to an Option Agreement dated July 6, 1993 (the "Option Agreement"), between Robert O. Anderson and Scottsdale Princess, Inc., Mr. Anderson granted to Scottsdale Princess, Inc., a subsidiary of Lonrho, Inc., an option to purchase at any time, or from time to time, on or before July 5, 1996, approximately 25% of the issued and outstanding shares of common stock of Hondo owned by Mr. Anderson. The exercise of the option is subject to prior commitments and pledges to lenders, Citicorp and Bank of America, made by Robert O. Anderson with respect to the shares subject thereto. If exercised in full, Lonrho, Inc. and Scottsdale Princess, Inc. would own directly (and Lonrho Plc would own indirectly) an aggregate of approximately 75% of the outstanding shares of Hondo. By letter dated August 11, 1994 from Mr. Robert O. Anderson to representatives of Lonrho Plc, Mr. Anderson has stated that no effort has been made to fulfill the consideration that led to the granting of the Option Agreement and that Mr. Anderson considers the Option Agreement null and void and will refuse to honor it if called to do so. Lonrho replied on August 30, 1994, that they considered the Option Agreement to be in full force and effect.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

          Reference is made to Item 3(b) above for information with respect to the Pledge Agreement relating to the Shares between Hondo and Union Bank which was assigned by Union Bank to Lonrho Plc.

          Reference is made to Item 5 above for information with respect to the Option Agreement. Reference is also made to Item 5 above for information with respect to the Shareholders' Agreement which, while not directly covering the Shares, may (through their effect on the governance of Hondo, the record owner of the Shares) indirectly affect the voting and disposition of, and division of profits and losses from, the Shares.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     1. Second Amended and Restated Revolving Credit Agreement between The Hondo Company and Union Bank, including as exhibits thereto the forms of the Note, the Pledge Agreement and the Guarantees of Lonrho Plc and Robert O. Anderson. (Incorporated by reference to Exhibit 4 of the Schedule 13D filed on October 7, 1994 by Lonrho, Inc. and Scottsdale Princess, Inc.)

     2. Shareholders' Agreement dated October 17, 1986 by and among Robert O. Anderson, Robert B. Anderson, W. Phelps Anderson, Lonrho, Inc. and The Hondo Company (then known as The Diamond A Cattle Company). (Incorporated by reference to Exhibit 5 of the Schedule 13D filed on October 7, 1994 by Lonrho, Inc. and Scottsdale Princess, Inc.)

     3. Option Agreement dated as of July 6, 1993 between Robert O. Anderson and Scottsdale Princess, Inc. (Incorporated by reference to Exhibit 6 of the Schedule 13D filed on October 7, 1994 by Lonrho, Inc. and Scottsdale Princess, Inc.)


                                   Signatures
                                   ----------

          Pursuant to Rule 13d-1.(f)(1)(iii) the undersigned hereby confirm this to be their agreement in writing that this statement is filed on behalf of each of them.

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

                                              THE HONDO COMPANY



                                              By /s/ W. Phelps Anderson
                                                ____________________________
                                                Its  Vice President
                                                   _________________________


                                              /s/ Robert O. Anderson
                                              ______________________________
                                              ROBERT O. ANDERSON


                                              /s/ W. Phelps Anderson
                                              ______________________________
                                              W. PHELPS ANDERSON, AS
                                              ATTORNEY-IN-FACT FOR ROBERT B.
                                              ANDERSON


                                              /s/ W. Phelps Anderson
                                              ______________________________
                                              W. PHELPS ANDERSON



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